FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON JULY 14th, 2014

1.             DATE, TIME AND PLACE: On the fourteenth day of July of 2014, at 10 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the Capital of the State of São Paulo.

2.             CALL: Call notice duly published on the State of São Paulo Official Register, issues of June 28th, and July 1st and 2nd, 2014, on pages 21, 28 and 20, respectively, and in “O Estado de São Paulo” newspaper, issues of June 28th, 30th and July 1st, 2014, on pages B11, B5 and B12 respectively.

3.             QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held.

4.             MEETING BOARD:  Mrs. Daniela Sabbag Papa, Investor Relations Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of her Secretary.

5.             AGENDA: (i)  Amendment to Company’s Bylaws, in compliance with Company’s Management Proposal and as herein indicated: Amendment to Article 2nd, in order to include the activity for the business of parking lot at Company’s purpose; (ii) To consolidate Company’s Bylaws; (iii) To approve rectification and ratification of the Articles of Incorporation of Stratosfera Administradora S/C Ltda., which was formerly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 02.871.530/0001-30, and formerly headquartered in the Capital City of the State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3126, 2º floor (“Stratosfera”), which was incorporated by the Company under the terms of the Minutes of the Special General Shareholders held on March 30, 2001, filled at São Paulo Commercial Registry under the No. 78.001/02-0, session of April 22, 2002 (“AGE 30/03/2001”); (iv) To approve the rectification and ratification of the Protocol of Merger of Stratosfera by the Company, as well as it corresponding Appraisal Report and its respective deliberation at the AGE 30/03/2001; and (v) To approve the ratification of the hiring of the expert company to elaborate the rectification and ratification  of Stratosfera’s Assets Appraisal Report.

6.             SUMMARY OF RESOLUTIONS: The Shareholders resolved as follows:

6.1.          To approve, unanimously by those who are present at the Meeting, the amendment of Article 2 of the Company’s Bylaws in order to include in the Company's activities the provision of services in connection with parking lot, stay and the safeguard of vehicles, so that the referred Article shall be read as follows:

“ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general; and

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.”

6.2.         To approve, unanimously by those who are present at the Meeting, the consolidation of the Company's Bylaws, which will become effective in accordance with Exhibit I hereto.

6.3.         To approve, unanimously by those who are present at the meeting, and considering that the Company is the legal successor of Stratosfera by incorporation, the rectification of the Articles of Incorporation of Stratosfera entered into in September 30, 1998 and registered at the 10th Civil Registry Office of Legal Entities under Microfilm No. 1447, in which should have been mentioned that 121,770 shares of Stratosfera, in the amount of R$ 121,770.00 (one hundred twenty-one thousand, seven hundred and seventy reais), were paid upon the transfer of acquisition rights arising from a purchase and sale promise related to the property located in Barueri, SP, at Alameda Madeira, No. 152, Property No. 9, Block No. 11 of the allotment named “Alphaville – Centro Industrial e Empresarial” with a total area of 2,240.00 m², which was the object of Registration No. 56.562 of the Real Estate Registry Office of Barueri hereinafter described and characterized ("Property"), and not upon the transfer of ownership right of the Property, as, by a mistake, was originally mentioned. In addition, approve the ratification of the remaining provisions and conditions of the Articles of Incorporation of Stratosfera, mentioned above, which are not expressly modified by this Shareholders’ Meeting, which shall remain in full force and unchanged.

"Registration No. 56,562 of Real Estate Registry Office of Barueri: “The USEFUL FIELD, by tenure of the UNION, of an urban land, part of Portion 03, of the property named SITIO TAMBORÉ, of the district of ALDEIA, in this city and county, designated by the PROPERTY No. 09, of THE BLOCK No. 11, of the subdivision called ALPHAVILLE – CENTRO – INDUSTRIAL E EMPRESARIAL, thus described: it is located at Alameda Madeira, right side from those that from Alameda Rio Negro go to Alameda Purus. Its’ description begins in point 01 located in the alignment of the properties of Alameda Madeira, distant  110.00 ms. from the crossing of the alignments of the properties from Alameda Rio Negro and Alameda Madeira. From this point, its’ front is at Alameda Madeira, at a distance of 35.00 ms. until the point 02; from this point deflects to the right and continuous from the front to the back, confronting the property No. 08, owned by Construtora Albuquerque, Takaoka S/A,, at a distance of 64.00 ms. – until the point 03; from this point deflects to the right and continuous until the back, confronting the property of No. 15, owned by Construtora Albuquerque, Takaoka S/A, committed to Proconsult Ltda., at a distance of 35.00 ms. until the point 04; from this point deflects to the right and continuous from the back to the front, at a distance of 64.00 ms., confronting the property No. 10 owned by Construtora Albuquerque, Takaoka S/A and committed to Bruno Taioli, until the point 01, the beginning of this description; enclosing a total area of 2,240.00 square meters. - REGISTRATION No. 17-23251-33-19-0782-00-000-1.”

6.4.         To approve, unanimously by those who are present at the Meeting, the Rectification and Ratification of the Protocol of Merger of Stratosfera by the Company, as well as the corresponding Appraisal Report, in accordance with Exhibits II and III, respectively, hereto, in order to clarify and rectify that the right to acquire the Property was transferred, as mentioned above.

6.4.1.      To approve, consequently, unanimously by those who are present at the Meeting, the rectification of the deliberations 6.a and 6.c, from AGE 30/03/2001, which approved, among other matters, the Protocol of Merger and the Appraisal Report, both annexed to AGE 30/03/2001 rectified herein, in which should have been mentioned that the incorporated portion from the Stratosfera’s heritage and transferred to the Company’s heritage, was represented by acquisitive rights previously held by Stratosfera, arising from a purchase and sale promise of the Property, and not by the incorporation and transfer of the Property to the Company, as, by a mistake, was originally mentioned. In addition, approve the ratification of other resolutions of the AGE 30/03/2001, which are not expressly modified by this Shareholders’ Meeting, which shall remain in full force and unchanged.

6.5.         To approve, unanimously by those who are present at the Meeting, the ratification of the hiring of Magalhães Andrade S/C Auditores Independentes, an audit and consulting company, enrolled in the Regional Accounting Council of the State of São Paulo under No. 2SP000233/0-3 and in CNPJ/MF under No. 62.657.242/0001-00, located at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, Jardim Paulistano, City of São Paulo, SP, as a specialized company to perform the rectification and the ratification of the Appraisal Report of Stratosfera’s Heritage.

7.             DOCUMENTS FILED: (a) Notice of Meeting; (b) Management Proposal; (c) Company’s Consolidated Bylaws; (d) Appraisal Report; (e) Protocol of Merger.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, July 14th, 2014. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76. Meeting Board: Daniela Sabbag Papa – Chairman and Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A. represented by Maria Antonia Pereira Barretto; Sudaco Participações Ltda. represented by Maria Antonia Pereira Barretto.

Marcelo Acerbi de Almeida

Secretary

EXHIBIT I TO THE MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING HELD ON

JULY 14th, 2014.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F  BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general; and

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion seven hundred and eighty-six million, hundred and seventy thousand, eight hundred and sixty-eight Reais and sixty-nine cents (R$ 6.786.170.868,69), fully paid in and divided into two hundred sixty-five million one hundred thirty-seven thousand, seven hundred ninety-one (265.137.791) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-five million four hundred fifty-seven thousand, nine hundred and forty (165.457.940) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.

EXHIBIT II TO THE MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING HELD ON

JULY 14th, 2014.

PRIVATE INSTRUMENT OF RECTIFICATION AND RATIFICATION OF THE MERGER PROTOCOL AND JUSTIFICATION EXECUTED BY AND BETWEEN COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO AND OTHER COMPANIES DATED AS OF MARCH 13, 2001

By this private instrument, the Board of Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, with head offices in São Paulo – SP, at na Avenida Brigadeiro Luiz Antonio, 3.142, Jardim Paulista, CEP 01402-000, enrolled with the CNPJ/MF under No. 47.508.411/0001-56, with its Articles of Association filed with the Board of Commerce of the State of São Paulo under NIRE 35.300.089.901 (“Company”), as the surviving company and successor by merger of Stratosfera Administradora S/C Ltda. (“Stratosfera”), decides to:

1.                  Rectification.

Rectify the Merger Protocol and Justification executed by and between Stratosfera and other companies, on March 13, 2001 (“Protocol”), to clarify that part of the net equity of Stratosfera that was merged into the Company’s net equity was represented by the purchase rights related to the property located in Barueri-SP, at Alameda Madeira, 152, Property No. 9, Block No. 11 of the land division named “Alphaville – Centro Industrial e Empresarial” with the total area of 2,240300 m2, recorded under no. 56,562, with the Real Estate Registry Office of Barueri – SP (“Property”), which were contributed to its capital stock by means of its transfer by the partner at that time, Eliseu Moa Rodrigues, Brazilian, married, business manager, bearer of the Identity Card RG No. nº 7.305.615-7 SSP/SP and enrolled with the CPF/MF under No. 535.615.118-72, resident and domiciled in São Paulo-SP, with office in the same city, at Avenida do Cursino, 1953, Conjunto 4-A, Jardim da Saúde, CEP 04133-200, and not represented by the transfer of the ownership of the Property to the Company as originally provided, remaining as the Property’s owner Construtora Albuquerque, Takaoka S.A., enrolled with the CNPJ/MF under No. 61.583.860/0001-90.

1.1.             In order to remove any doubts, the parties rectify and ratify part of Article 2.1.2 of the Protocol, to state that, among others, the Company has received through the transfer from Stratosfera’s net assets, the purchase rights related to the Property, in the total amount of one hundred and twenty one thousand, seven hundred and seventy reais (R$ 121,770.00), and not the ownership of the Property. Moreover, the parties ratify that there was no amendment to the amount of the transferred net equity, in the amount of one hundred and twenty three thousand reais (R$ 123,000.00), according to the estimate made on 02/28/2001.

2.                  Ratification            The parties hereby ratify all terms and conditions of the Protocol, which were not expressly rectified by this instrument, which shall remain in full force and unchanged.

The parties have caused this instrument to be executed in three (3) counterparts of same content and form, before two (2) witnesses.

São Paulo, June 18, 2014.

Board of Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO:

Antônio Sérgio Salvador dos Santos

Christophe José Hidalgo

Witnesses:

1.__________________________	2.__________________________
Name:	Name:
ID No.	ID No.

EXHIBIT III TO THE MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING HELD ON

JULY 14th, 2014.

STRATOSFERA ADMINISTRADORA S/C LTDA.

Re-ratified book value appraisal report for purposes of

company merger

16.06.14                                                                             1 00 045/14

To the

Shareholders and quota holders of the

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO,

STRATOSFERA ADMINISTRADORA S/C LTDA.,

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, an auditing firm, registered with the Conselho Regional de Contabilidade do Estado de São Paulo under n° 2SP000233/O-3, registered with the Tax Payer Number (Cadastro Nacional de Pessoas Jurídicas) under n° 62.657.242/0001-00 and located at Av. Brig. Faria Lima, 1893, 6th floor, Jd. Paulistano, São Paulo, Capital, designated by you as the expert appraiser to effect the appraisal of the net worth of Stratosfera Administradora S/C Ltda, for purposes of incorporation, upon completing the diligence, verifications and calculations needed to finish its work, presents the following

RE-RATIFIED APPRAISAL REPORT

which it signs.

São Paulo, June 16, 2014.

MAGALHÃES ANDRADE S/C

Independent Auditors

CRC2SP000233/O-3

/Guy Andrade/

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-3

RE-RATIFIED APPRAISAL REPORT

INTRODUCTION

1.     On March 14, 2001, we issued an Appraisal Report on the book value of the STRATOSFERA ADMINISTRADORA S/C LTDA. (STRATOSFERA), for purposes of the incorporation of net asset of such company to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD).

2.     Such Appraisal Report wrongly reported that the asset of STRATOSFERA  was composed by a real estate of its own property, in the amount of R$ 123,000.00, when, in fact, STRATOSFERA  held the acquisitive rights over the real estate, due to promise of sale of the real estate, in the same amount.

3.     STRATOSFERA’s former quota holder, Mr. Eliseu Moya Rodrigues, did not register the real estate in his name and, following, did not register in STRATOSFERA’s name, but considered it as it was STRATOSFERA’s real estate at the time of its capital contribution, but it should have registered the acquisitive rights over the real estate, and these acquisitive rights (and not property rights) that were granted for STRATOSFERA’s capital contribution.

4.     This Appraisal Report, accordingly, ratifies the appraisal, but rectify only the description of STRATOSFERA’s assets.

5.     The original Appraisal Report was issued with the evaluation of the accounting net asset of further nine companies. This re-ratification of the Appraisal Report does not rectify, nor ratify, the further evaluations, by means of which we hereby refer solely of the accounting net worth of STRATOSFERA, for purposes of its incorporation by CBD, in order to validate the operation described by means of the Justification and Incorporation Statement, issued in March 13, 2001.

6.     STRATOSFERA  was CBD’s subsidiary, due to an acquisition operation, and at the time of its incorporation, the amount of its participation was registered as an investment and was evaluated under the equity method of accounting.

7.     The present re-ratification of the Appraisal Report, therefore, aims to determine the accounting value of the assets to be incorporated, taking into account the financial position  of the company in February 28, 2001, rectifying this assets structure.

INCORPORATED COMPANY FINANCIAL POSITION

8.     The evaluation is accomplished under the terms of Article 226 of Law No. 6.404/79 and under the terms of CVM Instructions 319/99 and 320/99, with grounds on the financial position reported at the Balance Sheet issued at February 28, 2001, for this means, hereby presented as Exhibit 1, which is summarized as follows:

ASSETS                                       123,000.00

(-) LIABILITIES                                              -

NET WORTH                                 123,000.00

9.     The referred balance was prepared under the accounting practice issued by Brazilian corporate law, previously of the amendments established by Law 11.638/07 and, for purposes of evaluation, we considered the company is operational, following the going concern principle.

10.   The balance sheet  presented as Exhibit 1 was audited by us according to the auditing standards prevailing before the issuance of Resolution CFC nº 1.203/09, that introduced in Brazil the international auditing standards.

11.   We highlight, from Exhibit 1, which presents asset structure of STRATOSFERA, the balance of assets with two items, being the main item the acquisitive right in connection with the realty registered under the number 56.562, located at Alameda Madeira, at City of Barueri, State of São Paulo, on behalf of Rodesan Elétrica Ltda., and that is described at accountability of STRATOSFERA in the amount of R$121,770.00 and that was granted as capital contribution in September 30, 2008, by company’s former quota holder.

12.   Exhibit 2 brings the representation of capital of STRATOSFERA, in which is demonstrated the majority ownership of CBD and the existence of a minor quota holder that, as established by the MERGER PROTOCOL AND JUSTIFICATION, shall sell its participation to CBD at incorporation act, , in which without it, it does not stands.

13.   The asset value of STRATOSFERA’s quotas is demonstrated at Exhibit 3.

14.   Due this incorporation, the quotas of STRATOSFERA  shall be extinguished.

EFFECTS AT THE MERGING COMPANY

15.   The COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO holds the investment in STRATOSFERA  recorded in its assets, which is assessed by the value of the equity of the investee (equity method).

16.   Due to the agreement between the quota holders of STRATOSFERA  for the selling of minority interest to CBD, included in the Merger Protocol and Justification mentioned in paragraph 12 of this report, CBD  is being considered here as the only quota holder of STRATOSFERA.

17.   As a result of the merger, it is extinguished the investment on STRATOSFERA  made by CBD, which is replaced by the assets of STRATOSFERA, according to the Balance Sheet presented on Exhibit 1, with no effect on CBD’s net worth.

18.   As per the agreement of the minor quotaholder of STRATOSFERA, mentioned on paragraph 12 of this re-ratification  Appraisal Report, there is no need to calculate the relations for quota substitution, once there is no loss on equitable effects.

CONCLUSION

19.   Taking into account the findings and assertions, we conclude that the asset incorporated by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, totaled R$123,000.00 and does not represent changes in equity of the merging company, once this amount is registered on its assets as investments and is valued by the equity method to reflect the value of the subsidiary's equity STRATOSFERA.

STATEMENTS

20.   The appraisal expert expressly declares, in accordance with section I of article 5 of CVM Instruction No. 319 of December 3, 1999,, that it does not have any interest, direct or indirect, on Companhia Brasileira de Distribuição or on Stratosfera Administradora S/C Ltda., or even at the operation, and there is no further circumstance that could be considered a conflict of interest. The appraisal expert, also reports in accordance with section II, paragraph 5 of the said CVM 319, that the managers of CBD and STRATOSFERA did not restricted, limited or acted to prevent the access, handling or acknowledgement of information, assets, documents or relevant methodologies of work for the value of the herein conclusions.

This re-ratification of the Appraisal Report is issued in four (4) copies and holds four (4) pages and three (3) exhibits, printed into only front page and initialed by the expert that hereby subscribe.

São Paulo, June 16, 2014

MAGALHÃES ANDRADE S/C

Independent Auditors

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accounting CRC1SP116758/O-6

Exhibit 1
STRATOSFERA ADMINISTRADORA S/C LTDA. Balance Sheet at February 28, 2001 (Retified)

(amounts in reais)

ASSETS

Current
Cash and cash equivalents	1,230.00

Non current
Acquisitive Rights	121,770.00
123,000.00

LIABILITIES

Quotaholders’ Equity
Capital Stock	123,000.00

Exhibit 2

STRATOSFERA ADMINISTRADORA S/C LTDA. Capital Stock Composition at February 28, 2001

(amounts in reais)

Quota holders _	Quotas	Value in Reais	Stake

Companhia Brasileira de Distribuição	122,999	122,999.00	99.999187%
Antonio Moscarelli	1	1.00	0.000813%

	123,000	123,000.00	100.000000%

Exhibit 3

STRATOSFERA ADMINISTRADORA S/C LTDA. Equity Value of the Participations

(amounts in reais)

Quota holders _	Stake	Equity Value

Companhia Brasileira de Distribuição	99.999187%	122,999.00
Antonio Moscarelli	0.000813%	1.00

	100.000000%	123,000.00

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 15, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.